February 13, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Era Anagnosti, Staff Attorney

Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

CIK No. 0001576940

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is submitting today to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) via EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). We are providing for the Staff’s reference six copies of Amendment No. 2 and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 1 to the Registration Statement submitted via EDGAR on November 8, 2013.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated November 26, 2013 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 2.

General

1.	We have reviewed the materials you provided us in response to comment six in our letter dated October 11, 2013. Please revise the text in the lower right-hand corner of your artwork to provide brief context to your statement that you have been “recognized as a top 5 Colorado homebuilder and a top 100 national homebuilder.”

The Company has removed the text “and is recognized as a top 5 Colorado homebuilder and a top 100 national homebuilder” from the artwork. The Company is supplementally providing to the Staff via overnight courier copies of the revised artwork.

2.	Please revise your draft registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has included in Amendment No. 2 updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Statement Regarding Market Data, page ii

3.	We note your response to comment 12 in our letter dated October 11, 2013. Please include a summary of your response in your next amendment, indicating also whether the JBREC developed indexes are available to research clients only (refer to John Burns Real Estate Consulting, LLC’s website, indicating two categories of clients: (i) research clients; and (ii) consulting clients). Please expand your disclosure to indicate the price range that these research materials would be available to the public.

The Company has included additional disclosure in “Statement Regarding Market Data” (page ii) and “Market Opportunity” (page 68) as requested.

Summary – Description of Owned and Controlled Communities, page 9

4.	Please revise your tabular disclosure here and on page 98, to separately present and subtotal owned communities and controlled communities. Also, please identify the state in which each community is located.

The Company has revised the disclosures in “Summary—Description of Owned and Controlled Communities” (page 9) and “Our Business—Description of Owned and Controlled Communities” (page 98) to more clearly and completely present the information related to its owned and controlled communities.

5.	Please reconcile the disclosure here and on page 98 stating that controlled communities consist of 869 lots for aggregate consideration of $33 million with the disclosures on pages 62 and 101 stating that you have outstanding options for 239 lots totaling $16.6 million.

The Company has revised the disclosures in “Summary—Description of Owned and Controlled Communities” (page 9), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements and Contractual Obligations” (page 62), “Our Business—Description of Owned and Controlled Communities” (page 98), and “Our Business—Land Option Contracts” (page 100), as requested.

Risk Factors, page 16

As a result of Dale Francescon’s and Robert Francescon’s relationship with our company, conflicts of interest may arise with respect to any transactions…, page 32

6.	We note your revised disclosure in response to comment 18 in our letter dated October 11, 2013; however, it is unclear what risks are inherent in your continuing to acquire land from entities controlled by Mr. Dale Francescon and Mr. Robert Francescon. Please revise your disclosure accordingly, taking also into consideration your seeming dependency on your Co-Chief Executive Officers for acquiring land (refer to Related Party Transaction disclosure on page 66). As noted in our prior comment 18, please ensure to discuss the risks resulting from their significant ownership interest in the company.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has revised the disclosure in “Risk Factors—Risks Related to Conflicts of Interest” (page 32) to delete the reference to the Company’s acquisition of land from entities controlled by Messrs. Dale Francescon and Robert Francescon because the Company does not anticipate that it will acquire land from Messrs. Dale Francescon and Robert Francescon or any entities managed by them in the future. In addition, the Company has revised the disclosure in “Certain Relationships and Related Party Transactions—Acquisitions from Entities Managed by Dale Francescon and Robert Francescon” (page 119) and “Conflicts of Interest” (page 122) to clarify that the Company does not anticipate that it will acquire land from Messrs. Dale Francescon and Robert Francescon or any entities managed by them in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

7.	We note your response to comment 21 in our letter dated October 11, 2013. Please disclose the information you provided in your response in the sections titled, “Net New Home Orders and Backlog”, as applicable.

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012—Net Hew Home Orders and Backlog” (page 54) and has revised the disclosure in “—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Net Hew Home Orders and Backlog” (page 57), as requested.

8.	We note your response to comment 22 in our letter dated October 11, 2013 and your assertion that you cannot determine whether the pending acquisitions are businesses. Please be advised that you are required to determine if each pending acquisition is a business in order to assess whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X. Please provide additional information regarding each pending acquisition, including whether it is a business and how that was determined. Also, please identify the state in which each pending acquisition is located. For any pending acquisition that is a business, please demonstrate how you determined additional financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

The Company respectfully advises the Staff that it currently does not have any probable acquisitions of businesses. The Company evaluates whether all probable acquisitions represent a business based on Rule 11-01(d) of Regulation S-X, and accordingly, the Company determines whether there is sufficient continuity of operations regarding the set of assets acquired, or to be acquired, prior to and after the acquisition, and whether the revenue producing activities generally remain the same.

The Company generally believes that, unless the set of assets for any pending acquisition only includes land inventory (such as those disclosed in the “Summary—Pending Acquisitions of Land” (page 10) and “Our Business—Pending Acquisitions of Land” (page 99)), acquisitions will represent businesses based on Rule S-X 11-01(d) of Regulation S-X.

The Company has revised the disclosure in “Summary—Pending Acquisitions of Land” (page 10) and “Our Business—Pending Acquisitions of Land” (page 99) to disclose that each land parcel is located in either the state of Colorado or Texas, and to clarify that these pending acquisitions represent pending acquisitions of land.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has also revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements and Contractual Obligations” (page 62) accordingly.

9.	Please be advised that you are also required to determine if completed acquisitions were businesses in order to assess whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X. Please provide additional information regarding completed acquisitions, including whether they are businesses and how that was determined. For completed acquisitions that are businesses, please demonstrate how you determined additional financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

The Company respectfully advises the Staff that, on September 12, 2013, the Company acquired real property and certain in-place contracts, and assumed certain liabilities, of Jimmy Jacobs Homes L.P. (“Jimmy Jacobs”), a homebuilder with operations in the greater Austin, Texas metropolitan area, for cash consideration of $15.1 million (the “Jimmy Jacobs Acquisition”). The assets acquired in the Jimmy Jacobs Acquisition were primarily real property, including 50 land lots available for construction of single family homes and 95 single family residences in various stages of construction. The Company also acquired in-place contracts for the sale of homes currently under construction, a purchase commitment to acquire 116 additional land lots from Jimmy Jacobs upon Jimmy Jacobs meeting certain development milestones, and certain other assets, including office-related personal property and intangible assets, including trade names and non-competition agreements. In total, as a result of the Jimmy Jacobs Acquisition, the Company obtained control of 166 land lots and 95 homes under construction in the greater Austin, Texas metropolitan area. As the Company believes there is sufficient continuity of operations prior to and after the Jimmy Jacobs Acquisition, and the revenue producing activities (construction and sale of single family residences) of Jimmy Jacobs will generally remain the same, the Company concluded that the Jimmy Jacobs Acquisition represented a business acquisition under Rule 11-01(d) of Regulation S-X.

The Company has performed the significance tests set forth in Rule 1-02(w) of Regulation S-X, as required by Rule 3-05 of Regulation S-X, with respect to the Jimmy Jacobs Acquisition. As the income test set forth in Rule 1-02(w) yields a measure of significance between 20% and 40% based on the Company’s 2012 operating results, one year of audited financial statements of Jimmy Jacobs must be furnished to satisfy the requirements of Rule 3-05. The Jimmy Jacobs Acquisition is not significant under either the asset test or investment test, as measured as of December 31, 2012.

The Company is currently in the process of satisfying the requirements of Rule 3-05 and Article 11 of Regulation S-X with respect to the Jimmy Jacobs Acquisition, and intends to include the required historical and pro forma financial statements and information in future amendments to the Registration Statement. The Company acknowledges that the Registration Statement may not be declared effective until it has satisfied the requirements of Rule 3-05 and Article 11.

U.S. Securities and Exchange Commission

February 13, 2014

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Homebuilding Gross Margin, pages 54 and 57

10.	We note your response to comment 25 in our letter dated October 11, 2013 and the revisions to your disclosures. Please expand your disclosures, as previously requested, to also identify the significant components of construction costs and quantify the percentage of such components to cost of sales.

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012—Homebuilding Gross Margin” (page 54) and has revised the disclosure in “—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Homebuilding Gross Margin” (page 57), as requested.

Other Income (Expense), pages 56 and 58

11.	We note your response to comment 26 in our letter dated October 11, 2013 and the revisions to your disclosures. Please expand your narratives to also quantify and discuss changes in interest expense during each period presented.

The Company respectfully advises the Staff that, as disclosed in Note 15 to the Company’s audited consolidated financial statements for the years ended December 31, 2012 and 2011, the Company has restated its audited consolidated financial statements for issues including accounting for capitalized interest. The Company’s restated consolidated financial statements reflect the capitalization of all interest costs incurred during 2012, as its qualifying assets exceeded its outstanding debt level throughout the year ended December 31, 2012. As the Company has also capitalized all interest incurred for the nine months ended September 30, 2013, there is no interest expense reflected in its consolidated statements of operations for the nine months ended September 30, 2013 and 2012.

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012—Other Income (Expense)” (page 56) and has revised the disclosure in “—Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Other Income (Expense)” (page 58), as requested.

Significant Accounting Policies, page 63

Impairment of Real Estate Inventories, page 65

12.	We note your response to comment 33 in our letter dated October 11, 2013 and the revision to your disclosure. Please expand your critical accounting policy, to disclose the number of communities you tested for impairment during each period presented compared to the total number of communities that existed during each period presented. In addition, please disclose the information you provided in the last sentence of your response.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Impairment of Real Estate Inventories” (page 65) as requested.

Stock-Based Compensation, page 66

13.	We note your response to comment 34 in our letter dated October 11, 2013 and the revision to your draft registration statement. As previously requested, please revise your disclosure to discuss your valuation methodology and the related assumptions you used to determine the fair value of share-based awards.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Stock-Based Compensation” (page 66) as requested.

Our Business, page 91

Our Competitive Strengths, page 92

14.	Please revise the first sentence in the first paragraph under the heading “Proven and Profitable Business Model” on page 93 to move your list of homebuilding peers to the second sentence as the current placement appears to be incorrect.

The Company has revised the disclosure in “Our Business—Our Competitive Strengths—Proven and Profitable Business Model” (page 93) as requested.

Land Acquisition and Development Process, page 100

15.	Please refer to comment 40 in our letter dated October 11, 2013. Please revise your disclosure to include a summary of the second part of your response in your next amendment.

The Company has included additional disclosure in “Our Business—Land Acquisition and Development Process” (page 100) as requested.

Management, page 105

Biographical Information, page 105

16.	With respect to each director please identify each director’s respective term of office and any period(s) which he has served as such.

The Company has revised the disclosures in “Management—Biographical Information—Current Directors and Executive Officers” (pages 104 - 106) as requested.

Executive and Director Compensation, page 112

Summary Compensation Table, page 112

17.	We note your revisions and response to comment 42 in our letter dated October 11, 2013. Please revise footnote (3) to remove the “11” as this appears to be an inadvertent addition.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has removed the “11” in footnote (3) under “Executive and Director Compensation—Executive Compensation—Summary Compensation Table” (page 111) as requested.

18.	The revised footnotes (1) and (2) now state that for fiscal years 2012 and 2011 Mr. Rabel received a “discretionary cash bonus.” In light of your response to comment 43 in our letter dated October 11, 2013 stating that prior to your conversion into a corporation, the company did not have a board of directors, please disclose how the decision to grant this discretionary award to Mr. Rabel was made. In addition, please expand your Narrative to Summary Compensation Table disclosure on page 112 to provide some insight into why Mr. Rabel was the only named executive officer receiving such bonus.

The Company respectfully advises the Staff that, prior to converting into a corporation, its predecessor company was managed by a manager and that compensation decisions were made by its Co-Chief Executive Officers pursuant to authority delegated to them by the manager. Accordingly, the Company has revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table” (page 111) to disclose this information and to explain why Mr. Rabel was the only named executive officer receiving a discretionary cash bonus in 2012.

Director Compensation, page 116

19.	We note your response to comment 43 in our letter dated October 11, 2013. Please revise your disclosure to identify when the director compensation program was originally established. In addition, please also disclose that prior to converting into a corporation, the company had no board of directors or a similar governing structure.

The Company has revised the disclosure in “Executive and Director Compensation—Director Compensation” (page 115) to clarify that, prior to converting into a corporation, its predecessor company was managed by a manager, to disclose the compensation paid to the manager during 2012, and to disclose that the director compensation program was originally established upon the completion of the Company’s May 2013 private offering and private placement.

December 31, 2012 Financial Statements

General

20.	We note your response to comment 52 in our letter dated October 11, 2013. Please disclose that you have one operating segment as noted in your response.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Nature of Operations” (page F-8) to disclose that the Company had one operating segment during 2012 and 2011.

The Company also respectfully advises the Staff that, commencing with the Company’s acquisition of Jimmy Jacobs Homes L.P., a homebuilder with operations in the greater Austin, Texas market, on September 12, 2013, the Company’s operations are currently composed of two operating segments, Colorado, and Texas, which the Company has concluded are also reportable segments of the Company pursuant to ASC 280, Segment Reporting.

U.S. Securities and Exchange Commission

February 13, 2014

Consolidated Statements of Operations, page F-4

21.	We note your response to comment 54 in our letter dated October 11, 2013. Please disclose the facts and circumstances regarding the sale/disposition that occurred in 2011, including the nature of the equipment and its carrying value. Please be advised that it continues to appear to us that this loss should be included in operating income as required by ASC 360-10-45.

The Company respectfully advises the Staff that, during 2011, the Company disposed of a parcel of land for a loss. In connection with the restatement of the Company’s audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011, the Company has presented this impairment within Operating Income in “Consolidated Statements of Operations For the Years Ended December 31, 2012 and 2011” (page F-4), as required by ASC 360-10-45. The Company has also revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Real Estate Inventories and Cost of Sales” (pages F-10 – F-11).

22.	We note your response to comment 55 in our letter dated October 11, 2013. Please be advised that pro forma financial information is intended to provide investors with information about the impact of a particular transaction by showing how it would have affected historical financial statements if the transaction had been consummated at an earlier time. Please refer to Rule 11-02(a) of Regulation S-X. Based on your conversion from a partnership to a corporation, we continue to believe you should provide pro forma income tax disclosures, pro forma net income disclosures and pro forma earnings per share disclosures for each period presented. At a minimum, please provide these disclosures for the most recent year and current interim period. Please also provide these disclosures in your summary and selected financial data.

The Company has revised the disclosure in “Summary—Summary of Selected Financial Data” (page 15), “Selected Financial Data” (page 50), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Income (Expense)—Consolidated Financial Data” (page 53), “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 14: Unaudited Pro-forma Earnings Per Share” (pages F-22 – F-23), and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 17: Pro-forma Earnings Per Share” (page F-50), as requested.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Real Estate Inventories and Cost of Sales, page F-10

23.	We note your response to comment 57 in our letter dated October 11, 2013. As previously requested, please clarify the specific nature of the costs, other than interest, that are incurred after development or construction is substantially complete. Additionally, please provide a roll-forward of these costs during each period presented and address variances, if material.

The Company respectfully advises the Staff that, costs incurred after development or construction is substantially complete, other than interest, if any, are costs incurred for real estate taxes, home owner association dues, and utilities. As the Company has not had a significant level of speculative inventory (e.g., completed homes which were constructed

U.S. Securities and Exchange Commission

February 13, 2014

prior to obtaining a contract with a customer) during the periods presented in the Registration Statement, the amount of costs incurred after development or construction is substantially complete, other than interest costs, are not significant. As these costs are not significant, the Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Real Estate Inventories and Cost of Sales” (pages F-10 – F-11) to remove reference to these costs.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Land and Lot Option Purchase Agreements, page F-12

24.	Please quantify and disclose, by year, the total amounts required to exercise related party and unrelated party options. Based on your disclosure on page F-9, please also disclose any amounts classified in inventories related to optioned land from related parties and unrelated parties.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Land and Lot Option Purchase Agreements” (page F-12) as requested.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Warranties, page F-13

25.	We note your response to comment 58 in our letter dated October 11, 2013; however, it is not clear how your response, which indicates you accrue warranties based on a fixed amount, is appropriate or consistent with your accounting policy, which indicates you accrue warranties based on historical experience. Based on your response, it is also not clear why your warranty experience was positive in 2011 and negative in 2012. To help investors better understand your warranty accrual, please provide the following additional information, here or in critical accounting policies: how you determined the fixed amount you accrued during each period presented; what specific factors resulted in positive warranty experience in 2011 and negative warranty experience in 2012; and a roll-forward of your warranty accrual during the interim periods presented.

The Company respectfully advises the Staff that, during 2013, the Company re-evaluated its historical accounting for warranty obligations, including its process for estimating and monitoring the adequacy of the reserve at period end. As a result of the Company’s analysis, which included performing a loss development analysis of historical warranty expenditures, the Company identified an under accrual in its warranty reserve. Based on the guidance of ASC 250, Accounting Changes and Error Corrections, the Company concluded that these differences represented errors in its previously issued financial statements.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Warranties” (page F-13) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Warranties” (pages F-35 – F-36), as requested.

U.S. Securities and Exchange Commission

February 13, 2014

Note 9 – Related-Party Transactions, page F-19

Note 6 – Related-Party Transactions, page F-32

26.	We note your response to comment 59 in our letter dated October 11, 2013; however, it is our understanding that land was contributed to members’ capital by your significant shareholders, which in turn, was converted into common stock prior to the private placement. Please clarify if our understanding is not correct, otherwise please explain how your accounting for land contributed by significant shareholders complies with SAB Topic 5G.

The Company respectfully advises the Staff that, during 2012 and 2013, entities controlled by the Company’s Co-Chief Executive Officers, Dale Francescon and Robert Francescon, contributed land parcels to the Company, which the Company recorded as non-cash contributions of $6.1 million (the “2012 Highlands Contribution”) and $3.7 million (the “2013 Waterside Contribution”) in its consolidated statements of members’ capital, respectively. Additional discussion regarding each transaction and the Company’s accounting is outlined below:

2012 Highlands Contribution

On December 31, 2012, entities controlled by the Company’s Co-Chief Executive Officers, Dale Francescon and Robert Francescon, contributed two land parcels consisting of 75 lots, of which 49 were finished, and 26 were partially improved. The lots are located in Westminster, Colorado, within the Country Club Highlands subdivision. The fair value at the time of contribution was determined to be $6.1 million. Concurrent with the contribution, the Company distributed 76 partially improved townhome lots located in Centennial, Colorado, in which the Company had a carrying basis of $3.7 million. The difference of $2.4 million between the fair value of the assets contributed and the assets distributed was recorded as an additional capital contribution.

The Company initially recorded the transaction in accordance with ASC 845-10-30 (ASC 845), which outlines that the accounting for nonmonetary transactions should be based on the fair value of the assets involved. During 2013, the Company revisited its accounting for this transaction, and concluded that ASC 845 does not apply to transactions among entities under common control. As such, the Company considered whether SAB Topic 5.G, which indicates that transfers of nonmonetary assets to an entity by its shareholders in exchange for stock prior to or at the time of the entities initial public offering generally is recorded at the transferors’ historical cost, applied to the transaction. At the time of the 2012 Highlands Contribution, the Company was not contemplating an offering of common stock. As such, while the Company believes that SAB Topic 5.G., which would indicate that the assets should be reflected at carryover basis may apply, the Company also considered the guidance in ASC 805-50-30-5, which states the following;

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity on the date of transfer.”

U.S. Securities and Exchange Commission

February 13, 2014

As the carrying value to the entity under common control was $1.9 million, the Company quantified an overstatement of inventory and members’ capital of $4.2 million. After reviewing quantitative and qualitative factors of this error along with other adjustments outlined in the Company’s consolidated financial statements, the Company concluded the adjustments were material and has restated its consolidated financial statements.

2013 Waterside Contribution

On March 1, 2013, entities controlled by the Company’s Co-Chief Executive Officers, Dale Francescon and Robert Francescon, contributed 76 partially improved townhome lots located in Centennial, Colorado to the Company. The lots contributed to the Company were the same lots as were previously distributed by the Company on December 31, 2012 as outlined above. No land development or entitlement activities were performed on these lots during the period of time they were held by an entity controlled by the Company’s Co-Chief Executive Officers, and accordingly, the asset was recorded at $3.7 million, which represented the carrying basis to the transferring entity on the date of transfer.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 11: Related-Party Transactions” (pages F-20 – F-21) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 15: Related-Party Transactions” (pages F-47 – F-49).

27.	We note your response to comment 60 in our letter dated October 11, 2013. To help investors better assess each related party transaction involving land, please disclose when the land was acquired by the related party and how much they paid.

The Company respectfully advises the Staff that, the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011 have been adjusted to reflect adjustments to record land purchased by, or contributed to, the Company from entities under common control with the Company, at the carrying basis of the entity under common control. The Company previously recorded the land purchased by the Company at an amount equal to the cash consideration paid for it by the Company, and for land contributed to the Company, at the estimated fair value of the land when it was contributed.

Accordingly, the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011 now reflect the amounts paid for land by the related party. The Company has also revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 11: Related-Party Transactions” (pages F-20 – F-21) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 15: Related-Party Transactions” (pages F-47 – F-49), as requested.

28.	We note your response to comment 61 in our letter dated October 11, 2013. On page F-19 you disclose, among other things, that the company’s land was valued at $6,056,000 and that the transactions between related parties for land inventory “are based on valuations obtained from third parties.” We note similar disclosure on page F-32 related to the acquisition of 699 unfinished and 335 finished lots valued at $35,405,000 (refer also to similar disclosure on page 120). To the extent that any such valuation is attributable to a third party, then such disclosure would constitute expertized disclosure requiring compliance with Rule 436(b) of Regulation C. Please advise. In the alternative, you may consider removing references to third party valuations.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions” (page 66), Certain Relationships and Related Party Transactions—Acquisitions from Entities Managed by Dale Francescon and Robert Francescon” (page 119), “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 11: Related-Party Transactions” (pages F-20 – F-21), and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 15: Related-Party Transactions” (pages F-47 – F-49), as requested.

29.	We note your response to comment 63 in our letter dated October 11, 2013 with respect to the transaction with Regency at Ridgegate LLC; however, it appears to us that ASC 845-10 may not apply to transfers of nonmonetary assets between entities under common control, as provided in ASC 845-10-15-4b. Please advise. Also, please explain if or how you assessed the fair value of the 22% joint venture ownership interest you gave up.

The Company respectfully advises the Staff that, as discussed above in the response to comment 26, the Company no longer believes that ASC 845 is applicable to transfers of nonmonetary assets between entities under common control. As such, the Company has revised its accounting for the transaction with Regency at Ridgegate LLC, and has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 11: Related-Party Transactions” (pages F-20 – F-21) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 15: Related-Party Transactions” (pages F-47 – F-49).

Note 6 – Subordinated Obligation Agreement, page F-18

Note 5 – Subordinated Obligation Agreement, page F-32

30.	Please disclose the redemption and/or conversion terms of the subordinated obligation and explain why it was not required to be accreted to fair value. Please also disclose the terms of the transaction in which the subordinated obligation was exchanged for common stock and address the basis for your accounting for this transaction.

The Company respectfully advises the Staff that the subordinated obligation agreement did not contain any redemption or beneficial conversion terms that contemplated the redemption or conversion of the outstanding obligation into shares of equity, and accordingly, the subordinated obligation was not required to be accreted to fair value. On April 29, 2013, concurrent with the Company’s conversion from a limited liability company to a Delaware corporation, and in contemplation of the Company’s May 2013 private offering and private placement, the outstanding subordinated obligation of $11.2 million was extinguished in exchange for shares of the Company’s common stock. The Company accounted for the transaction as an extinguishment pursuant to ASC 470-50-40-2. ASC 470-50-40-2 indicates that gain or loss recognition on the extinguishment of debt may not be appropriate if the restructuring is with related parties, as it is in essence a capital transaction. As the subordinated obligation was held by one of the Company’s members, the Company concluded that no gain or loss should be recorded.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 8: Subordinated Obligation Agreement” (page F-19) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 12: Subordinated Obligation Agreement” (page F-45), as requested.

Note 11 – Significant Estimates, General Litigation, page F-21

Note 8 – Significant Estimates, General Litigation, page F-34

31.	We note your disclosure that “the amount of ultimate loss could differ materially”. To the extent there are any contingencies for which you believe a material loss is reasonable possible, please disclose the nature of each such contingency and provide a range of reasonable possible loss. If no such contingencies exist, please revise your disclosures to clarify that fact.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 13: Significant Estimates—General Litigation” (page F-22) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 16: Commitments and Contingencies—Litigation” (page F-49), as requested.

Note 12 – Subsequent Events, page F-22

Note 12 – Subsequent Events, page F-37

32.	We note your response to comment 65 in our letter dated October 11, 2013 and the revision to your draft registration statement. Please revise your footnote to provide your determination as to whether the assets and liabilities you acquired are a business and explain the basis for your conclusion. Please also address whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 16: Subsequent Events” (pages F-25 – F-26) as requested.

33.	We note your response to comment 66 in our letter dated October 11, 2013 and the revisions to your disclosures. Please state the date through which subsequent events have been evaluated as required by ASC 855-10-50.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 16: Subsequent Events” (pages F-25 – F-26) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 18: Subsequent Events” (page F-50), as requested.

June 30, 2013 Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Nature of Operations, page F-28

34.	We note your response to comment 68 in our letter dated October 11, 2013 and the revision to your footnote. As previously requested, please expand your disclosure to explain how the exchange of shares of common stock for member’s capital units and the subordinated obligation was determined.

U.S. Securities and Exchange Commission

February 13, 2014

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2012 and 2011—Note 8: Subordinated Obligation Agreement” (page F-19) and “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 12: Subordinated Obligation Agreement” (page F-45), as requested.

Note 10 – Stock Based Compensation, page F-36

35.	We note your response to comment 71 in our letter dated October 11, 2013. Please explain how you determined the “closing price of the company’s common stock at the date awarded” if there is currently no public market for your common stock.

The Company has revised the disclosure in “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 13: Stock Based Compensation” (pages F-45 – F-46) as requested.

Note 11 – Earnings per Share, page F-37

36.	It appears that the number of shares in the private placement was 12,075,000 rather than 17,075,000. Please clarify or revise. In addition, we note that no shares were considered outstanding prior to the conversion. It is unclear to us why shares issued to existing owners, prior to the private placement, are not reflected as outstanding, similar a stock split. Please advise or revise.

The Company has revised the disclosure in “Notes to Unaudited Condensed Consolidated Financial Statements, September 30, 2013—Note 14: Earnings Per Share” (pages F-46 – F-47) as requested. In addition, the Company has revised its calculation of earnings per share to include the 5,000,000 shares that were issued to the holders of its outstanding membership interests upon conversion of the Company from a limited liability company to a Delaware corporation, as outstanding at the beginning of the period presented.

Alternate Page for Selling Stockholders Resale Prospectus – front cover

37.	We note your response to comment 72 in our letter dated October 11, 2013. Since no market for your securities may have been developed by the time the selling stockholders may offer their shares pursuant to the Resale Prospectus, please revise the prospectus cover page to indicate the fixed price that the securities may be sold. Please make a corresponding change to your Plan of Distribution disclosure on page 10.

The Company has added disclosure in the second paragraph of the front cover page of the Selling Stockholders Resale Prospectus and in the second paragraph of “Plan of Distribution” (page Alternate Sections for Selling Stockholders Resale Prospectus – 10) as requested.

U.S. Securities and Exchange Commission

February 13, 2014

Exhibits

38.	Please tell us what consideration you have given to filing the LLC’s operating agreement as an exhibit to the registration statement. Supplementally, please provide us with a copy of this agreement.

The Company is supplementally providing to the Staff via overnight courier a copy of the Amended and Restated Operating Agreement (the “LLC Agreement”) of Century Communities Colorado, LLC (“Century LLC”). The Company respectfully advises the Staff that the articles of organization and the LLC Agreement of Century LLC have been replaced and superseded in their entirety by the Certificate of Incorporation and Bylaws of the Company, and there are no longer any outstanding obligations under the LLC Agreement. Therefore, the Company does not believe that it would be relevant to file the LLC Agreement as an exhibit to the Registration Statement.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Scott Calfas, Esq., Gibson, Dunn & Crutcher LLP